SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SE

08026770

COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/07___ AND ENDING___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MISCHLER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 BAYSIDE DRIVE, SUITE 201

(No. and Street)

CORONA DEL MAR, CA 92625

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER M. MISCHLER, CHAIRMAN & CEO   949-720-0640

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY

(Name – *if individual, state last, first, middle name*)

2603 MAIN STREET, SUITE 600, IRVINE, CA 92614

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2008

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____WALTER M. MISCHLER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MISCHLER FINANCIAL GROUP, INC._____, as of _____DECEMBER 31_____, 20__07__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

WALTER M. MISCHLER
CHAIRMAN & CEO
_____
Title

_____
Notary Public
SHERYL A. URTUSUASTEGUI, NOTARY PUBLIC

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL POSITION AND SUPPLEMENTAL SCHEDULE

As of December 31, 2007

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



KMJ | Corbin & Company

Business Advisors   Tax and Audit

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mischler Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Irvine, California
February 28, 2008

p 949 296 9700   f 949 296 9701   2603 Main Street Suite 600 Irvine CA 92614   kmjpartnerscpa.com
p 760 431 5465   f 760 431 5466   2768 Loker Avenue West Suite 101 Carlsbad CA 92010

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2007
Current assets:	
Cash and cash equivalents	$ 1,055,003
Commissions receivable	628,419
Other receivables	113,343
Prepaid expenses and other	9,999
Total current assets	1,806,764
Cash surrender value of life insurance policy	169,485
	$ 1,976,249

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2007
Current liabilities:	
Accounts payable and accrued expenses	$ 528,507
Commissions payable	350,092
Income taxes payable	52,716
Total current liabilities	931,315
Commitments	
Shareholders' equity:	
Convertible preferred Series A stock, no par value; 50,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	100,000
Contributed capital	201,578
Retained earnings	743,356
Total shareholders' equity	1,044,934
	$ 1,976,249

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and is licensed by the Financial Industry Regulatory Authority ("FINRA") and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of FINRA.

The Company conducts business on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Securities Transactions

Accounting principles generally accepted in the United States of America require customer securities transactions and the related income and expenses to be reported on a trade-date basis. The Company currently records these transactions on a settlement-date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not material to the statement of financial condition. These transactions are cleared by Merrill Lynch/Broadcort.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the state of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash

The Company occasionally maintains cash balances at certain financial institutions in excess of amounts insured by federal agencies. As of December 31, 2007, the Company maintained cash balances of approximately $900,000 in excess of federally insured limits, which is privately insured through a securities broker.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's commission receivables are primarily due from Merrill Lynch/Broadcort. The Company expects to collect amounts due because of the customer's history with the Company and the nature of the industry, although actual collections may differ.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Other Receivables

Other receivables consist primarily of receivables from employees and subcontractors of approximately $113,343. These amounts are non-interest bearing and due on demand.

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Cash Surrender Value of Life Insurance Policy

The Company maintains a life insurance policy for one of its executives. The cash surrender value of the policy as of December 31, 2007 was $169,485.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables. Actual results could differ from those estimates.

NOTE 2 - OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2007:

Furniture and fixtures	$ 61,459
Equipment	104,549
	166,008
Less accumulated depreciation	(166,008)
	$ -

NOTE 3 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

As of December 31, 2007, the Company had no preferred stock outstanding. If such stock were outstanding, holders of the shares would have $10 per share liquidation rights, conversion rights on a one-for-one basis into common stock, and other dividend and dissolution rights as defined in the Company's Articles of Incorporation.

Contributed Capital

During the year ended December 31, 2007, the Company distributed $60,000 to the shareholders which was recorded as a return of their previously contributed capital.

NOTE 4 – COMMITMENTS

Operating Leases

The Company leases research software, equipment and office space under noncancelable operating leases expiring through 2009. Approximate annual future minimum rental payments are as follows:

Years Ending December 31,	
2008	$ 103,185
2009	2,420
	$ 105,605

NOTE 4 – COMMITMENTS, continued

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 5 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period. During the year ended December 31, 2007 the Company did not make any contributions to the Plan.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2007, under the most restrictive requirement, the Company had net capital of $890,163 which was $790,163 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

NOTE 7 - RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NOTE 8 – RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company agreed to forgive the $105,000 balance of non-interest bearing receivables from the shareholders.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 1,044,934	$ 1,044,934	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Prepaid expenses and other	9,999	9,999	-
Commissions receivable	31,429	31,429	-
Other receivables	113,343	113,343	-
Deferred taxes	-	-	-
Total deductions and/or charges	154,771	154,771	-
Net capital	890,163	890,163	-
Minimum net capital required	100,000	100,000	-
Excess net capital	$ 790,163	$ 790,163	$ -
Total aggregate indebtedness	$ 931,315	$ 931,315	$ -
Ratio of aggregate indebtedness to net capital	1.05 to 1	1.05 to 1	


INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mischler Financial Group, Inc.:

In planning and performing our audit of the statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



KMJ | Corbin & Company LLP

Irvine, California
February 28, 2008

END